SpectraSite, Inc.
                            400 Regency Forest Drive
                                 Cary, NC 27511


                                                           May 5, 2005


VIA EDGAR
---------

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

    Re:    SpectraSite, Inc.
           Application for Withdrawal of Registration
           Statement on Form S-3, File No. 333-123719
           ------------------------------------------

Ladies and Gentlemen:

           Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), SpectraSite, Inc. (the "Company") hereby respectfully requests that its Registration Statement on Form S-3, originally filed on March 31, 2005, File No. 333-123719, together with all exhibits thereto (collectively, the "Registration Statement") be withdrawn and that an order of the Securities and Exchange Commission (the "Commission") granting such withdrawal be issued.

           The Registration Statement was originally filed with the Commission in connection with the settlement of an accelerated stock buyback agreement (the "ASB"). We are requesting that the Registration Statement be withdrawn because the Company settled the ASB in cash and therefore is no longer contractually obligated to settle the ASB with shares of its common stock. The Registration statement has not been declared effective by the Commission, and, no shares of common stock of the Company have been or will be sold pursuant to the Registration Statement.

           The Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company as an offset of all or a portion of the fee due for any subsequent filing.


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           Please forward copies of the order consenting to withdrawal of the
Registration Statement to the undersigned at 400 Regency Forest Drive, Cary, NC 27511. If you have any questions regarding the foregoing application for withdrawal, please contact the undersigned at (919) 465-6802 or Raphael M. Russo of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3309.

                                          Very truly yours,


                                          SpectraSite, Inc.



                                          By: /s/ Mark A. Slaven
                                              ----------------------------
                                              Name:  Mark A. Slaven
                                              Title: Chief Financial Officer